Filed by Liberty Media Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934
Subject Company: Liberty Media Corporation
Commission File No.: 001 - 33982

Excerpts from the Transcript of

Liberty Media Corporation at the Goldman Sachs
Communacopia XIX Conference

held on September 23, 2010

Jason Kim  — Goldman Sachs - Analyst

Just wanted to get an update on the timing of the split of that proposed spin-off of Starz and Capital. Are you still targeting first quarter 2011? There is obviously a bondholder lawsuit that is pending. And based on your study of precedence, how confident are you of a favorable resolution?

Greg Maffei  — Liberty Media Corporation - President and CEO

So first on the timing, I think the first quarter is probably the right timing. It is obviously somewhat dependent on any outcome or any time of the trial. I think we are very confident on our position that this is not substantially all, not only with the legal precedents but we have looked hard at it and we wouldn’t have gone forward if we didn’t believe it. So we are very confident, highly confident was the right word.

Jason Kim  — Goldman Sachs - Analyst

Moving onto sort of a structural question here, so the Starz spin-off, why not spin them out completely separate from capital as you are currently contemplating? And just this week you announced a redistribution of some of these kind of a — the legacy Starz Media assets from Capital to Starz. So would that increase your incentive to rethink how you think about keeping the two trackers under their newco structure?

Greg Maffei  — Liberty Media Corporation - President and CEO

I think you are noting that we reattributed or attributed the Starz Media assets from Liberty Capital over to Liberty Starz and I think that was an important step in thinking about whether there is any ultimate separation of those companies. But we have no current intention. There are still issues for us to sort out about what belongs where, what capital to use where. That is not to say that somewhere down the road we might split those companies but I don’t think that is what we have on the table today.

Jason Kim  — Goldman Sachs - Analyst

Okay. And as a follow-up, as of the second quarter, Starz had about almost $1 billion of cash on the balance sheet and virtually unlevered at this point paying cash taxes. So what do you think the appropriate use of the cash is right now? Would you consider levering up Starz going forward? And if so, what do you think would be the appropriate leverage for a business like Starz?

Greg Maffei  — Liberty Media Corporation - President and CEO

Well, I think you know that Liberty’s history is probably to put more leverage on companies than zero and so it is likely over time that we will add leverage to that company. One of the questions we have had is what is the right configuration for Starz both in terms of the capital side. Obviously the right-hand side of the balance sheet and looking at leverage but also what other assets, what other kind of partnerships do we want to be in? And we have been contemplating and looking at a variety of those.

We have a relatively new CEO as I mentioned in Chris, and led by him but in conjunction with Liberty. We have been looking at ideas about how that asset, how that service would be best positioned for the future and would that require more capital?

And that is why if we have had a hesitation in purchasing stock, in levering up Starz, and those kind of structurally balance sheet questions, that has been in part because looking at the left-hand side, what other assets, what other kind of partnerships did we want?

In addition, we have noted there have been certain milestones along the way to give us confidence in the business, some of which we have hit. The reattribution of Starz Media, the signing of our biggest distribution partner, biggest by number of subs in Comcast. Completion of other partnerships is still out there. Those were all probably important milestones that will give us confidence in the business and a better sense of what the long-term leverage ought to be.

Unidentified Audience Member

Question regarding the rationale for splitting Liberty into two companies. Isn’t at least over time most of the taxable income generated by the LINTA entity that will be separated from the other two tracker stocks, at least in a corporate form?

Greg Maffei  — Liberty Media Corporation - President and CEO

Yes.

Unidentified Audience Member

And if that is the case, isn’t splitting the Company into two taking away part of the future potential benefit of if you were to buy enough — have enough of a serious stake that you could accelerate the use of Sirius’s NOLs?

Greg Maffei  — Liberty Media Corporation - President and CEO

That is a great question. It is one of those ones you can look at and say if you were to own tomorrow 100% of Sirius, $9 billion of NOLs, wouldn’t that be a benefit and wouldn’t you want to keep the whole company together? That is a great question.

It is one of those ones probably that is more theoretical than realistic. Just if you look at the structure of our contract with Sirius, if you look at the Sirius earning capabilities, you look at the issues around making them go [solely], these NOLs. It is just probably a thicket too hard to get to imagine that we would get there. And if you ever did consolidate it, which who knows, there is probably enough other kinds of income at LCAPA that we could potentially shield like our shore against the box and some of the other things that when you look at that combined with the earnings of Sirius, it is just a bridge too far.

You are asking to hold that and say I won’t do a split we believe is beneficial and it is also by the way another issue is who is getting these tax benefits, which group of shareholders? There is just a lot of moving parts there to think about. But it is a great theoretical question.

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The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed split-off and the conditions to its completion and the future performance of our businesses and tracking stocks, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, our ability to complete the proposed split-off and the realization of our performance expectations. These forward-looking statements speak only as of the date of the foregoing, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

Nothing in the transcript shall constitute a solicitation to buy or an offer to sell shares of the entity to be split-off from Liberty or any of the Liberty tracking stocks described in the transcript. The offer and sale of such shares in the proposed split-off will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because it will contain important information about the transaction. A copy of the registration statement and the proxy statement/prospectus, once filed, will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split-off. Information regarding Liberty’s (and, if formed, the new company’s) directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.